May 6, 2019

Damon Fletcher
Chief Financial Officer
Tableau Software, Inc.
1621 North 34th Street
Seattle, WA 98103

       Re: Tableau Software, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-35925

Dear Mr. Fletcher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services